Preferred Income Opportunity Fund Incorporated (the "Fund")

Exhibit 77C

On April 19, 2002, the Fund held its Annual Meeting of Shareholders (the "Meeting") to (1) elect two Directors of the Fund ("Proposal 1") and (2) ratify the selection of KPMG LLP as independent accountants for the Fund for the fiscal year ending November 30, 2002 ("Proposal 2"). The results of each proposal are as follows:

Proposal 1: Election of Directors.

Name For Withheld

Common Stock

Robert T. Flaherty 10,633,470 114,011

Preferred Stock

Morgan Gust 700 ----

Martin Brody, Donald F. Crumrine, David Gale and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.

Proposal 2: Ratify the selection of KPMG LLP as independent accountants.

For Against Abstained

Common Stock and Preferred Stock

(voting together as a single class)

Voted 10,580,490 34,319 133,371